Exhibit 12

MONSANTO COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES(1)
(Dollars in millions)

	Year Ended Aug. 31,	Year Ended Aug. 31,		Eight Months Ended Aug. 31,	Year Ended Dec. 31,
	2006	2005	2004	2003	2002	2001	2000
EARNINGS:
Income (Loss) from Continuing Operations Before Income Taxes, MI and Cumulative Effect of Accounting Change	$1,055	$279	$403	$(19)	$235	$488	$359
Add:
Equity affiliate expense — net	31	31	36	26	43	41	34
Fixed charges	161	136	112	71	105	147	272
Distributed income of equity affiliates	—	—	—	—	1	1	1
Amortization of capitalized interest	15	15	10	8	10	11
Less:
Capitalized interest	(9)	(6)	(7)	(4)	(8)	(30)	(37)

Earnings available for fixed charges	$1,253	$455	$554	$82	$386	$658	$629

FIXED CHARGES:
Interest expense(2)	$134	$115	$91	$57	$81	$99	$214
Capitalized interest	9	6	7	4	8	30	37
Portion of rents representative of interest factor	18	15	14	10	16	18	21

Total Fixed Charges	$161	$136	$112	$71	$105	$147	$272

Ratio of Earnings to Fixed Charges	7.78	3.35	4.95	1.15	3.68	4.48	2.31

(1) Monsanto has not paid any preference security dividends and, therefore, has not included the ratio of combined fixed charges and preference security dividends to earnings for the relevant periods.

(2) Includes amortization of deferred debt issuance costs.